AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

BETWEEN

DENTSPLY INTERNATIONAL INC.

AND

BRET W. WISE

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT is entered into February 19, 2008, by and between DENTSPLY International Inc., a Delaware corporation (the "Company") and Bret W. Wise, ("Employee").

WHEREAS, the Company and the Employee previously entered into an Employment Agreement, dates as of December 1, 2002, setting forth the terms and conditions of the Employee’s employment; and

WHEREAS, the Company and the Employee desire to amend and restate the Employment Agreement to make certain changes in such terms and conditions;

NOW, THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto, and intending to be bound, it is hereby agreed as follows:

1.	Services

1.1

The Company shall continue to employ Employee and Employee agrees to continue to serve as Chairman, Chief Executive Officer and President of the Company, responsible for the business activities and operations assigned by the Chief Executive Officer and/or the Board of Directors effective as of January 1, 2008, and, if elected thereto, as an officer or director of any Affiliate, for the term and on the conditions herein set forth. Employee shall be responsible for the activities and duties presently associated with his position. Employee shall perform such other services as shall from time to time be assigned to him by the Board of Directors, the Chief Executive Officer, or the President of the Company depending on the needs and demands of the business and the availability of other personnel, provided that such services shall generally be similar in level of position and responsibility as those set forth in this Agreement. Employee's services shall be performed at a location suitable for the performance of the Employee's assigned duties.

1.2	Employee shall at all times devote his full business time and efforts to the performance of his duties and to promote the best interests of the Company and its Affiliates.

2.

Period of Employment. Employment as Chairman, Chief Executive Officer and President shall continue under this Agreement from January 1, 2008, and terminate on the happening of any of the following events:

2.1	Death. The date of death of Employee;

2.2

Termination by Employee Without Good Reason. The date specified in a written notice of termination given to the Company by Employee not less than 180 days in advance of such specified date, at which date the Employee's obligation to perform services pursuant to this Agreement shall cease.

2.3

Termination by Employee with Good Reason. Thirty (30) days following the date of a written notice of termination given to the Company by Employee to the effect that any one or more of the following events (“Change Event”) has occurred and the Company has failed within such thirty (30) day period to restore the Employee to the position he was in prior to the Change Event (provided, that such written notice of termination must have been given by Employee within ninety (90) days of the Change Event):

(a)	failure by the Company to maintain the level of responsibility and status of the Employee similar in all material respects to those of Employee’s position as of the date of the Agreement; or

(b)

a reduction by the Company in Employee's base salary as in effect as of the date hereof plus all increases thereof subsequent thereto; other than any reduction which is insignificant or is implemented as part of a formal austerity program approved by the Board of Directors of the Company and applicable to all continuing domestic executive employees of the Company, provided such reduction does not reduce Employee's salary by a percentage greater than the average reduction in the compensation of all employees who continue as employees of the Company during such austerity program; or

(c)

the failure of the Company to maintain and to continue Employee's participation in all material respects in the Company's benefit plans as in effect from time to time on a basis substantially equivalent to the participation and benefits of Company domestic executive employees; or

(d)	any material and uncorrected breach of the Agreement by the Company.

2.4

Termination by the Company. Upon written notice of termination given to Employee by the Company, the Employee's obligation to perform services pursuant to this Agreement shall cease as of the date of such notice.

3.	Payments by the Company

3.1

During the Period of Employment, the Company shall pay to the Employee for all services to be performed by Employee hereunder a salary of not less than $815,000 per annum, or such larger amount as may from time to time be fixed by the Board of Directors of the Company or, if applicable, by the Human Resources Committee of the Board (or its successor), payable in accordance with the Company’s normal pay schedule.

3.2

During the Period of Employment, Employee shall be entitled to participate in all plans and other benefits made available by the Company generally to its domestic executive employees, including (without limitation) benefits under any pension, profit sharing, employee stock ownership, stock option, bonus, performance stock appreciation right, management incentive, vacation, disability, annuity, or insurance plans or programs. Any payments to be made to Employee under other provisions of this Section 3 shall not be diminished by any payments made or to be made to Employee or his designees pursuant to any such plan, nor shall any payments to be made to Employee or his designees pursuant to any such plan be diminished by any payment made or to be made to Employee under other provisions of this Section 3.

3.3

Upon termination of the Period of Employment for whatever reason, Employee shall be entitled to receive the compensation accrued and unpaid as of the date of his termination. If Employee at the time of termination is eligible to participate in any Company incentive or bonus plan then in effect, Employee shall be entitled to receive a pro-rata share of such incentive or bonus award based upon the number of days he is employed during the plan year up to the date of his termination. Such pro-rata amount shall be calculated in the usual way and paid at the usual time.

3.4

If the Period of Employment terminates upon the death of Employee, the Company shall continue payment of his then current salary for a period of 12 months from the date of death, together with his pro-rata share of any incentive or bonus payments due for the period prior to his death, to Employee's designated beneficiary or, if no beneficiary has been effectively designated, then to Employee's estate.

3.5

Except as provided in Section 6, if the Period of Employment is terminated by the Employee under Section 2.3, or by the Company under Section 2.4, the Company shall pay compensation and provide benefits to the employee as provided in this Section 3.5 for a period (the "Termination Period") beginning on the date of the termination notice and ending on the earlier of: (i) the second annual anniversary of the date of such termination notice; or (ii) the date on which the Employee would attain age 65, as follows:

(a)	Compensation shall be paid to the Employee at the rate of salary being paid to Employee under Section 3.1 immediately before the termination, in accordance with the Company’s normal pay schedule;

(b)

Bonus and incentive compensation shall be paid to the Employee in accordance with plans approved by the Board of Directors and similar to those in which the Employee participated at time of termination, at the same time and using the same formula and calculations as if termination had not occurred. The Employee shall not be entitled to receive any further grants of stock options or equity incentives under any stock option or similar such plan subsequent to the date of termination notice, but equity incentive grants shall continue to be exercisable during the Termination Period in accordance with the equity incentive plan, as if termination had not occurred until the end of the Termination Period;

(c)

Employee shall receive the benefits that would have been accrued by the Employee during the Termination Period from participation by the Employee under any pension, profit sharing, employee stock ownership plan ("ESOP") or similar retirement plan or plans of the Company or any Affiliate in which the Employee participated immediately before the termination, in accordance with the terms of any such plan (or, if not available, in lieu thereof be compensated for such benefits), based on service the Employee would have had during the Termination Period and compensation (and, if applicable, bonus and incentive compensation) as determined under Section (a) (and, if applicable, Subsection (b) above);

(d)

Employee shall receive continued coverage during the Termination Period under all employee disability, annuity, insurance, or other employee welfare benefit plans, programs or arrangements of the Company or any Affiliate in which Employee participated immediately before the notice of termination, plus all improvements subsequent thereto (or, if not available, in lieu thereof be compensated for such coverage), provided that, such coverage shall terminate for any such benefit on the earlier of the following events: (i) the covered person becomes eligible for similar type coverage under another employer’s group plans (in which event the Company shall only be required to provide compensation to Employee sufficient for Employee to acquire benefits similar to those provided by the Company); (ii) the covered person becomes eligible for Medicare health benefits; or (iii) the covered person fails to pay the premium for such coverage by the due date thereof (including any grace period provided under the Plan or applicable law); and

(e)

In the event of the death of Employee during the Termination Period, the Company shall continue to make payments under Subsection 3.5(a) for the period that is the lesser of the remainder of the Termination Period or twelve (12) months, and shall pay any bonuses due under Subsection 3.5(b) on a pro-rata basis until the date of Employee’s death, to Employee’s designated beneficiary or, if no beneficiary has been effectively designated, then to Employee’s estate.

Except as provided in Section 3.6, payment of compensation shall be made in accordance with Subsection 3.5(a) above, and payments of other benefits under Subsections 3.5(b)-(e), if any, shall be paid at the same time and to the same person as compensation or benefits would have been paid under the plan, program, or arrangement to which they relate (after taking into account any election made by the Employee with respect to payments under such plan, program, or arrangement), and shall be pro-rated for any partial year through the date of expiration of the Termination Period; provided that any amount that would be payable to the Employee during the six-month period beginning on this date of termination and which would not otherwise be exempt from the application of Section 409A(a)(2)(B) of the Internal Revenue Code of 1986, as amended (“Code”) shall be withheld and paid instead on the six (6) month anniversary of the date of termination. For purposes of Section 409A of the Code, each individual payment required to be made under Subsections 3.5(a)-(e) above shall be treated as a separate payment from all other such payments.

3.6

In no event will the Company be obligated to continue Employee's compensation and other benefits under Section 3.5 of this Agreement beyond Employee's sixty-fifth (65th) birthday or if Employee's employment is terminated because of gross negligence or significant willful misconduct (e.g. conviction of misappropriation of corporate assets or serious criminal offense).

4.

Non-Competition Agreement. During the Period of Employment and for a period of three (3) years after the termination thereof, Employee shall not, without the written consent of the Company, directly or indirectly be employed or retained by, or render any services for, or be financially interested in, any firm or corporation engaged in any business which is competitive with any business in which the Company or any of its Affiliates may have been engaged during the Period of Employment. The foregoing restriction shall not apply to the purchase by Employee of up to 5% of the outstanding shares of capital stock of any corporation whose securities are listed on any national securities exchange.

5.

Loyalty Commitments. During and after the Period of Employment: (a) Employee shall not disclose any confidential business information about the affairs of the Company or any of its Affiliates; and (b) Employee shall not, without the prior written consent of the Company, induce or attempt to induce any employee or agency representative of the Company or any Affiliate to leave the employment or representation of the Company or such Affiliate, or any customer of the Company or an Affiliate to terminate its customer relationship with the Company or an Affiliate.

6.	Change of Control Provisions.

6.1	"Change of Control" means any event by which (i) an Acquiring Person has become such, or (ii) Continuing Directors cease to comprise a majority of the members of the Board of Directors of the Company (the "Board"). For purposes of this definition:

(a)

An "Acquiring Person" means any person or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder as in effect on the date of this Agreement who or which, together with all affiliates and associates (as defined in Rule 12B-2 under the Exchange Act) becomes, by way of any transaction, the beneficial owner of shares of the Company having 30% or more of (i) the then outstanding shares of Common Stock of the Company, or (ii) the voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors of the Company; and

(b)

"Continuing Director" means any member of the Board who is not an Acquiring Person, or an affiliate or associate of an Acquiring Person or a representative of an Acquiring Person or of any such affiliate or associate and who (i) was a member of the Board prior to the date of this Agreement, or (ii) subsequently becomes a member of the Board and whose nomination for election or election to the Board is recommended or approved by resolution of a majority of the Continuing Directors or who is included as a nominee in a proxy statement of the Company distributed when a majority of the Board consists of Continuing Directors.

6.2

If, within two (2) years after a Change of Control the Period of Employment is terminated by the Employee under Section 2.3, or the Company terminates or gives written notice of termination of the Period of Employment to the Employee (regardless of whether in accordance with Section 2.4), then in lieu of the periodic payment of the amounts specified in Subsections 3.5(a), (b), and (c) any of the other provisions of Section 3.5 (except as may be otherwise prohibited by law or by said plans), the Company shall pay the following amounts to Employee in a single lump sum cash payment within five (5) business days of such termination (provided, that any amount that would be payable to the Employee during the six-month period beginning on his date of termination and which would not otherwise be exempt from the application of Section 409A(a)(2)(B) of the Code shall be withheld and paid instead on the six (6) month anniversary of the date of termination. For purposes of Section 409A of the Code, each individual payment required to be made under this Section 3.6 shall be treated as a separate payment from all other such payments) :

(a)	An amount equal to three (3) times the Employee’s current annual salary;

(b)	An amount equal to three (3) times the Employee’s Annual Incentive bonus for the year in which the termination occurs based on the target of 100% achievement; and

(c)

An amount equal to the benefits that would have been accrued by the Employee for the three (3) year period from the date of termination (“Continuation Period”) from participation by the Employee under any pension, profit sharing, employee stock ownership plan (“ESOP”) Supplemental Executive Retirement Plan (“SERP”) or similar retirement plan or plans of the Company or any Affiliate in which the Employee participated immediately before the termination, in accordance with the terms of any such plan (or, if not available, in lieu thereof be compensated for such benefits), based on service the Employee would have had during such three (3) year period and compensation (and, if applicable, Annual Incentive bonus) as determined under Section (a) and (b) above;

(d)

In addition, Employee shall receive continued coverage for a two (2) year period from the date of termination under all employee disability, annuity, insurance, or other employee welfare benefit plans, programs or arrangements of the Company or any Affiliate in which Employee participated immediately before the notice of termination, plus all improvements subsequent thereto (or, if not available or if required in order to comply with Code Section 409A, in lieu thereof be compensated in monthly cash payments for the premium-equivalent amount of such coverage and then be permitted to purchase such coverage, if available, by paying 100% of the premium cost for such coverage on an after-tax basis).

6.3.	Certain Adjustments in Payments.

(a)

The provisions of this Section 6.3 shall apply notwithstanding anything in this Agreement to the contrary. Subject to subsection (b) below, in the event that it shall be determined that any payment or distribution by the Company to or for the benefit of the Employee, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (a “Payment”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code, the Company shall pay the Employee an additional amount (the “Gross-Up Payment”) such that the net amount retained by the Employee after deduction of any excise tax imposed under section 4999 of the Code, and any federal, state and local income tax, employment tax, excise tax and other tax imposed upon the Gross-Up Payment, shall be equal to the Payment.

(b)

Notwithstanding subsection (a), and notwithstanding any other provisions of this Agreement to the contrary, if the net after-tax benefit to the Employee of receiving the Gross-Up Payment does not exceed the Safe Harbor Amount (as defined below) by more than 10% (as compared to the net after-tax benefit to the Employee resulting from elimination of the Gross-Up Payment and reduction of the Payments to the Safe Harbor Amount), then (i) the Company shall not pay the Employee the Gross-Up Payment, and (ii) the provisions of subsection (c) below shall apply. The term “Safe Harbor

Amount” means the maximum dollar amount of parachute payments that may be paid to the Participate under section 280G of the Code without imposition of an excise tax under section 4999 of the Code.

(c)

The provisions of this subsection (c) shall apply only if the Company is not required to pay the Employee a Gross-Up Payment as a result of subsection (b) above. If the Company is not required to pay the Employee a Gross-Up Payment as a result of the provisions of subsection (b), the Company will apply a limitation on the Payment amount as follows: The aggregate present value of the benefits under Sections 3.5 or 6.2 (the “Separation Benefits”) of this Agreement shall be reduced (but not below zero) to the Reduced Amount. The “Reduced Amount” shall be an amount expressed in present value which maximizes the aggregate present value of such Separation Benefits without causing any Payment to be subject to the limitation of deduction under section 280G of the Code. For purposes of this Section 6.3, “present value” shall be determined in accordance with section 280G(d)(4) of the Code.

(d)

All determinations to be made under this Section 6.3 shall be made by the independent public accounting firm used by the Company immediately prior to the Change of Control (“Accounting Firm”), which Accounting Firm shall provide its determinations and any supporting calculations to the Company and the Employee within ten days of the Employee’s Date of Termination. If any Gross-Up Payment is required to be made, the Company shall make the Gross-Up Payment within ten days after receiving the Accounting Firm’s calculations. Any such determination by the Accounting Firm shall be binding upon the Company and the Employee. All of the fees and expenses of the Accounting Firm in performing the determinations referred to in this Section 6.3 shall be borne solely by the Company.

7.

Separability of Provisions. The terms of this Agreement shall be considered to be separable from each other, and in the event any shall be found to be invalid, it shall not affect the validity of the remaining terms.

8.	Binding Effect. This Agreement shall be binding upon and inure to the benefit of (a) the Company and its successors and assigns, and (b) Employee, his personal representatives, heirs, and legatees.

9.

Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes and revokes all prior oral or written understandings between the parties relating to Employee's employment. The Agreement may not be changed orally but only by a written document signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

10.	Definitions. The following terms herein shall (unless otherwise expressly provided) have the following respective meanings:

10.1

"Affiliate" when used with reference to the Company means any corporations, joint ventures, or other business enterprises directly or indirectly controlling, controlled by, or under common control with the Company. For purposes of this definition, "control" means ownership or power to vote 50% or more of the voting stock, venture interests, or other comparable participation in such business enterprises.

10.2	"Period of Employment" means the period commencing on the effective date hereof and terminating pursuant to Section 2.

10.3	"Beneficiary" means the person or persons designated in writing by Employee to Company.

11.

Notices. Where there is provision herein for the delivery of written notice to either of the parties, such notice shall be deemed to have been delivered for the purposes of this Agreement when delivered in person or placed in a sealed, postpaid envelope addressed to such party and mailed by registered mail, return receipt requested to the address set forth below for the Company and the most recent address as may be on the Company records for the Employee:

For Employee:	Bret W. Wise

For Company:	DENTSPLY International Inc.
221 West Philadelphia Street
York, PA 17404
Attention: Secretary

12.

Arbitration. Any controversy arising from or related to this Agreement shall be determined by arbitration in the City of Philadelphia, Pennsylvania, in accordance with the rules of the American Arbitration Association, and judgment upon any such determination or award may be entered in any court having jurisdiction. In the event of any arbitration between Employee and Company related to the Agreement, if employee shall be the successful party, Company will indemnify and reimburse Employee against any reasonable legal fees and expenses incurred in such arbitration.

13.	Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

14.

Compliance with Code Section 409A. The payment provisions of this Agreement are intended to comply with, or to be exempt from, Section 409(a)(2) of the Code. The Company may make any changes to this Agreement it determines in its sole discretion are necessary to comply with the provisions of the Code Section 409A and any regulations or any other guidance issued thereunder without the consent of Employee, so long as such changes to not materially reduce the value of any of the economic benefits provided under this Agreement to the Employee.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

Attest:	DENTSPLY INTERNATIONAL INC.

____________	___________________	By:____________________________________
Secretary

_/s/ Bret W. Wise________________ ________
BRET W. WISE